UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

RVL Pharmaceuticals plc

(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

G6S41R101

(CUSIP Number)

Andrew C. Hyman, Esq.

c/o Athyrium Capital Management, LP

505 Fifth Avenue, Floor 18

New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S41R101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Athyrium Opportunities IV Acquisition 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 8,148,832 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 8,148,832 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,832 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6S41R101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Athyrium Opportunities Associates IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 8,148,832 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 8,148,832 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,832 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6S41R101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Athyrium Opportunities Associates IV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 8,148,832 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 8,148,832 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,148,832 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G6S41R101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Athyrium Opportunities IV Co-Invest 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 6,451,612 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 6,451,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,612 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6S41R101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Athyrium Opportunities Associates IV Co-Invest LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 6,451,612 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 6,451,612 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,451,612 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G6S41R101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Athyrium Funds GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 14,600,444 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 14,600,444 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,600,444 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G6S41R101	SCHEDULE 13D

1	NAME OF REPORTING PERSON Jeffrey A. Ferrell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 ordinary shares
	8	SHARED VOTING POWER 14,600,444 ordinary shares
	9	SOLE DISPOSITIVE POWER 0 ordinary shares
	10	SHARED DISPOSITIVE POWER 14,600,444 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,600,444 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G6S41R101	SCHEDULE 13D

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, nominal value $0.01 per share (“Ordinary Shares”), of RVL Pharmaceuticals, an Irish public limited company (the “Issuer”). The address of the Issuer’s principal executive office is 400 Crossing Boulevard, Bridgewater, NJ 08807.

Item 2. Identity and Background.

(a)-(c) & (f) This Schedule 13D is filed jointly by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1) Athyrium Opportunities IV Acquisition 2 LP (“Acquisition Fund”), a Delaware limited partnership, which is an investment partnership engaged in the business of making equity and debt investments;

(2) Athyrium Opportunities Associates IV LP (“Associates IV LP”), a Delaware limited partnership, which is engaged in the business of being the general partner of Acquisition Fund;

(3) Athyrium Opportunities Associates IV GP LLC (“Associates IV GP”), a Delaware limited liability company, which is engaged in the business of being the general partner of Associates IV LP;

(4) Athyrium Opportunities IV Co-Invest 2 LP (“Co-Invest 2 LP”), a Delaware limited partnership, which is an investment partnership engaged in the business of making equity and debt investments;

(5) Athyrium Opportunities Associates IV Co-Invest LLC (“Co-Invest LLC”), a Delaware limited liability company, which is engaged in the business of being the general partner of Co-Invest 2 LP;

(6) Athyrium Funds GP Holdings LLC (“Funds GP Holdings”), a Delaware limited liability company, which is engaged in the business of being the managing member of Associates IV GP and Co-Invest LLC; and

(7) Jeffrey A. Ferrell (“Mr. Ferrell”), an individual citizen of the United States whose principal occupation is to serve as the Managing Member of Funds GP Holdings and President of Associates IV GP and Co-Invest LLC.

The persons described in (1) through (7) above are referred to herein as the “Reporting Persons.” A list of the directors and executive officers of Co-Invest LLC and Fund GP Holdings (collectively, the “Covered Persons”), as well as their present principal occupation and country of citizenship, is attached hereto as Annex A and is incorporated by reference herein. The other Reporting Persons do not have directors or executive officers.

The principal business address of the Reporting Persons and each Covered Person is:

c/o Athyrium Capital Management, LP

505 Fifth Avenue, Floor 18

New York, New York 10017

(d)-(e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G6S41R101	SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration.

On October 1, 2021, the Issuer, Revitalid Pharmaceuticals Corp. (f/k/a Osmotica Pharmaceutical Corp.), and certain subsidiaries of the Issuer entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with, among others, Athyrium Opportunities IV Acquisition LP (“Acquisition Fund IV”), as administrative agent, and Acquisition Fund, as purchaser. The Note Purchase Agreement provided for the issuance of senior secured notes to Acquisition Fund in an aggregate principal amount of up to $100 million in three separate tranches. As a condition to the effectiveness of the Note Purchase Agreement, on October 1, 2021, the Issuer entered into a share subscription agreement with Acquisition Fund (the “2021 Share Subscription Agreement”) for the issuance and sale of a number of Ordinary Shares equal to $15.0 million divided by the volume weighted average price per ordinary share in the 60 trading days ended October 8, 2021 for a price of $0.01 per share. On October 12, 2021, pursuant to the 2021 Share Subscription Agreement, the Issuer issued and allotted 6,148,832 Ordinary Shares to Acquisition Fund.

Additionally, on October 12, 2021, Acquisition Fund acquired 2,000,000 Ordinary Shares and 2,000,000 warrants (the “Warrants”) in the Issuer’s public offering, for aggregate gross proceeds to the Issuer of approximately $5.0 million, before deducting expenses payable by the Issuer.

On August 4, 2022, the Issuer and certain of its subsidiaries entered into an amendment (the “Amendment”) to the Note Purchase Agreement, with, among others, Athyrium Opportunities IV Co-Invest 1 LP (“Co-Invest 1 LP”), and Acquisition Fund IV, as administrative agent. The Amendment provided, among other things, for the waiver of the second tranche minimum net product sales target condition and, upon the satisfaction of certain other funding conditions, the issuance of the second tranche notes in an aggregate principal amount equal to $20.0 million, which occurred on August 8, 2022. Furthermore, Acquisition Fund IV committed to purchase certain third tranche notes in an aggregate principal amount of up to $25.0 million at any time after the Effective Date but prior to April 15, 2023, upon the satisfaction of certain conditions, including a minimum net product sales target for Upneeq, one of the Issuer’s products, over a specified period of time. As a condition to the effectiveness of the Amendment, on August 4, 2022, the Issuer entered into a series of share subscription agreements, including an agreement with Co-Invest 2 LP (the “2022 Share Subscription Agreement”). On August 8, 2022, pursuant to the 2022 Share Subscription Agreement, the Issuer issued and allotted 6,451,612 Ordinary Shares to Co-Invest 2 LP for aggregate gross proceeds to the Issuer of approximately $10.0 million, before deducting offering expenses payable by the Issuer.

All the Ordinary Shares and Warrants were purchased using cash on hand.

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s business, strategies, financial position and performance, prospects, capital structure, governance, management, and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed herein. Without limiting the foregoing, and subject to any applicable limitations described in Item 6 below, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Ordinary Shares or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Ordinary Shares or other securities of the Issuer or continue to hold, or cause affiliates to hold, Ordinary Shares or other securities of the Issuer.

In addition, the Reporting Persons have had and intend to continue having discussions, from time to time, with management and the board of directors of the Issuer, and may engage with other stockholders or securityholders of the Issuer and other relevant parties, or take other actions, in each case, concerning the following: the Issuer’s business, lines of business, operations, strategy, plans and prospects, including its previously announced ongoing evaluation of corporate, organizational, strategic, financial and financing alternatives; any extraordinary corporate transactions (including, but not limited to, a merger, reorganization or liquidation); sales of a material amount of assets or divestitures; a change in the board of directors or management; a material change in the capitalization or dividend policies; other material changes in the Issuer’s business, lines of business, or corporate structure; or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and associated Cover Persons named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

CUSIP No. G6S41R101	SCHEDULE 13D

The information in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) - (b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The Reporting Persons beneficially own in the aggregate 14,600,444 Ordinary Shares. The ownership percentages herein are based on 111,406,043 Ordinary Shares outstanding, as reported in the Issuer’s preliminary proxy statement on Schedule 14A, filed with the SEC on August 25, 2023.

To the best knowledge of the Reporting Persons, none of the Covered Persons directly owns any Ordinary Shares; provided, however, that because of each Covered Persons’ status as a director, executive officer, manager, member or partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the Ordinary Shares beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Ordinary Shares reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) The Reporting Persons, and, to the best knowledge of the Reporting Persons, each of the Covered Persons, has not effected any transactions in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders, and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Note Purchase Agreement

The Note Purchase Agreement provides for the issuance of Senior Secured Notes in an aggregate principal amount of up to $100.0 million in three separate tranches. The first tranche of Senior Secured Notes, initially issued by the Issuer to Acquisition Fund and subsequently assigned to Acquisition Fund IV, was in an aggregate principal amount equal to $55.0 million on October 12, 2021. The second tranche of Senior Secured Notes was issued by the Issuer to Co-Invest 1 LP in an aggregate principle amount equal to $20.0 million on August 8, 2022. At any time prior to April 15, 2023, upon the satisfaction of certain conditions, including a minimum liquidity requirement and minimum net product sales target for Upneeq, the Issuer may request the issuance of the third tranche Senior Secured Notes in an aggregate principal amount of up to $25.0 million.

The Senior Secured Notes bear interest at an annual rate of 9.0% plus adjusted three-month term SOFR, with a floor of 1.50% and a cap of 3.00%, payable in cash quarterly in arrears. At December 31, 2022, the interest rate on our Senior Secured Notes was 12.0%, at the adjusted three-month term SOFR cap. In the year ended December 31, 2022, the Issuer obtained waivers from the applicable purchasers under the Note Purchase Agreement of mandatory repayments of an aggregate of $5.0 million in principal of the Senior Secured Notes as otherwise required under the Note Purchase Agreement in exchange for a consent fee of $0.2 million, resulting in net retained proceeds of $4.8 million.

The restrictive covenants in the Note Purchase Agreement require the Issuer to comply with certain minimum liquidity requirements and minimum quarterly net product sales requirements. Under the terms of the Note Purchase Agreement, the Issuer is required to maintain unrestricted cash and cash equivalents in an amount greater than or equal to $12.5 million and, as of the end of each fiscal quarter, the Issuer is required to maintain consolidated Upneeq net product sales greater than or equal to specified quarterly thresholds. On March 8, 2023, the Issuer entered into a second amendment to the Note Purchase Agreement, providing for the immediate reduction of the minimum liquidity requirement from $15.0 million to $12.5 million.

CUSIP No. G6S41R101	SCHEDULE 13D

Share Subscription Agreements

The 2021 Share Subscription Agreement and the 2022 Share Subscription Agreement contain certain registration rights pursuant to which the Issuer is obligated to prepare and file, with the SEC, and maintain the effectiveness of, a registration statement to register for resale the Ordinary Shares purchased by the purchaser. Form S-3s were subsequently filed by the Issuer.

Warrant

The Warrants are exercisable for the Issuer’s Ordinary Shares at any time and may only be exercised for a whole number of Ordinary Shares at an exercise price of $3.10 per Warrant, subject to adjustments as provided under the terms of the form of Warrant. Additionally, the holder of the Warrants is entitled, prior to exercise, to participate in any dividend or other distribution of    the Issuer’s assets to holders of ordinary shares presuming the Warrants had been exercised. In the event of a “Fundamental Transaction” (as defined in the form of warrant), the holders of the Warrants have the contingent right to require the Issuer (or a successor entity) to redeem the Warrants for cash. The Warrants will expire three and one-half years from issuance on March 12, 2025.

Additionally, the Warrants are subject to a limitation pursuant to which the Selling Shareholder may not exercise the Warrants if such exercise would cause the Selling Shareholder to beneficially own ordinary shares in an amount exceeding the “Beneficial Ownership Limitation” then in effect. The Beneficial Ownership Limitation is subject to adjustment upon 61 days’ notice by the holder of the Warrants to the Issuer and, as of the date of this prospectus, was 9.99% of the outstanding ordinary shares. For purposes of the Beneficial Ownership Limitation, beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

The foregoing descriptions of the Note Purchase Agreement, including its amendments, Share Subscription Agreements and Warrant are qualified in their entirety by reference to the text of each such agreement, which are filed as exhibits in Item 7 and which are incorporated by reference herein.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, which agreement is set forth on the signature page to this Schedule 13D.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the Reporting Persons, or, to the best of their knowledge, any of the Covered Persons and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Person.

CUSIP No. G6S41R101	SCHEDULE 13D

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

7.1	Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 6, 2021).

7.2	First Amendment to Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2022).

7.3	Second Amendment to Note Purchase Agreement (incorporated by reference to Exhibit 10.26 to the Issuer’s Annual Report on Form 10-K filed on March 20, 2023).

7.4	2021 Share Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 6, 2021).

7.5	2002 Share Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2022).

7.6	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on October 12, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Exchange Act, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Ordinary Shares of the Issuer.

Dated: September 5, 2023

ATHYRIUM OPPORTUNITIES IV ACQUISITION 2 LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES IV LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC, its General Partner

	By:	/s/ Andrew C. Hyman
	Name:	Andrew C. Hyman
	Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES ASSOCIATES IV LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC, its General Partner

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES ASSOCIATES IV GP LLC

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES IV CO-INVEST 2 LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES IV CO-INVEST LLC, its General Partner

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM OPPORTUNITIES ASSOCIATES IV CO-INVEST LLC

By:	/s/ Andrew C. Hyman
Name:	Andrew C. Hyman
Title:	Senior Vice President

ATHYRIUM FUNDS GP HOLDINGS LLC

By:	/s/ Jeffrey Ferrell
Name:	Jeffrey Ferrell
Title:	President

/s/ Jeffrey A. Ferrell
JEFFREY A. FERRELL

Annex A

Other than as set forth below, and in the Schedule 13D to which this Annex A is attached, none of the Reporting Persons have appointed any executive officers or directors. To the knowledge of the Reporting Persons, each of the Covered Persons that is a natural person is a United States citizen.

Athyrium Opportunities Associates IV Co-Invest LLC

The name and principal occupation of each of the members and executive officers of Athyrium Opportunities Associates IV Co-Invest LLC are listed below:

Name	Principal Occupation
Athyrium Funds GP Holdings LLC	N/A (Managing Member)

Jeffrey A. Ferrell	President

Andrew C. Hyman	Senior Vice President, Secretary

Paul A. Wakefield	Senior Vice President

Courtney Paul	Vice President, Assistant Secretary

Elin Strong	Vice President

Rashida Adams	Vice President

Athyrium Opportunities Associates IV GP LLC

The name and principal occupation of each of the members and executive officers of Athyrium Opportunities Associates IV GP LLC are listed below:

Name	Principal Occupation
Athyrium Funds GP Holdings LLC	N/A (Managing Member)

Jeffrey A. Ferrell	President

Andrew C. Hyman	Senior Vice President, Secretary

Paul A. Wakefield	Senior Vice President

Courtney Paul	Vice President, Assistant Secretary

Elin Strong	Vice President

Rashida Adams	Vice President